Exhibit 99.2

INTERVEST NATIONAL BANK

Answers to Questions You May Have

Bank of the Ozarks, Inc., the holding company for Bank of the Ozarks, and Intervest Bancshares Corporation, the holding company for Intervest National Bank, announced on July 31, 2014 that the two companies entered into a definitive agreement and plan of merger. The transaction is expected to close during the fourth quarter of 2014 or the first quarter of 2015. The combined companies and banks will operate, respectively, as Bank of the Ozarks, Inc. and Bank of the Ozarks.

Who is Bank of the Ozarks?

Bank of the Ozarks is a strong and trusted financial institution chartered in 1903. It is noted for its excellent customer service, asset quality and earnings. Facts about Bank of the Ozarks:

•	Focused on strong banking fundamentals: excellent customer service, prudent lending practices and sound management.
•	Headquartered in Little Rock, Arkansas.
•	Named the Top-Performing bank in the nation in its size group four years in a row by the ABA Banking Journal (2011, 2012) and Bank Director (2013, 2014).
•	Rated as “well capitalized”—the highest available regulatory rating.
•	Total assets of $6.30 billion as of June 30, 2014.
•	Publicly traded company on the NASDAQ Global Select Market, symbol OZRK.
•	Chairman and CEO George Gleason has served in that capacity since 1979 and was named Community Banker of the Year by American Banker (2010).
•	Currently operates 164 banking offices in Arkansas (88), Georgia (28), Texas (21), North Carolina (16), Florida (5), Alabama (3), South Carolina (1), New York (1) and California (1).

What should I know about this merger?

•	Intervest National Bank and Bank of the Ozarks are working closely to make this transition as seamless and smooth as possible.
•	All deposit account types and account numbers will remain the same and customers will continue to use their existing checks, ATM/debit cards and online and mobile banking/bill pay services and make loan payments as usual.
•	At this time, no changes to banking hours, policies, products, staff, and most importantly, the banking culture are expected. It’s business as usual.
•	Intervest National Bank will retain its name until the transaction is officially completed, which is expected to be during the fourth quarter of 2014 or first quarter of 2015. At that time all locations will operate under the Bank of the Ozarks name.
•	Intervest National Bank employees and customers will still originate accounts using Intervest National Bank products and services until the Intervest National Bank and Bank of the Ozarks operating systems are combined, which is currently planned for April or May 2015. There will be a period of time from the closing of the transaction in the fourth quarter of 2014 or first quarter of 2015 until the operating systems are combined in April or May 2015, when the former Intervest National Bank offices will operate as Bank of the Ozarks, but continue to offer the former Intervest National Bank’s products and services.

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Do customers need to do anything about their accounts(s)?

•	There is no need to do anything. Customers can continue banking exactly as they have been. Customers can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking. Checks drawn on Intervest National Bank will continue to be accepted. Loan payments should also continue to be made as usual.
•	Customers of both banks can expect to have a high level of convenience and customer service and expanded banking locations once the transaction is officially completed and banking systems are combined.
•	Advance notice will be given to customers prior to any material change to their account(s).

Will customers’ checking/savings/CD account(s) number change?

•	All account numbers will remain the same at this time. If any changes to account numbers are required in the future, we will communicate such changes to any affected customers well in advance of those changes.

What about direct deposits/Social Security?

•	Current arrangements for direct deposit(s), including Social Security checks, will continue as normal without interruption.

What about online banking access?

•	Intervest National Bank customers will continue to access online banking through intervestnatbank.com and no changes to online services will occur until the banking systems are combined, which is planned for April or May 2015.

Are deposits still safe?

•	Yes! Deposits with Intervest National Bank and Bank of the Ozarks are safe, sound and readily accessible. All deposit accounts, which include checking, savings, money market, CDs and retirement accounts, will become Bank of the Ozarks accounts, regardless of the amount, upon closing of the transaction, which is expected to be in the fourth quarter of 2014 or the first quarter of 2015.

Why did Intervest National Bank and Bank of the Ozarks decide to merge?

•	The merger brings together two banks committed to excellence for their customers, shareholders and employees. The combined bank’s increased lending capacity, expanded footprint and combined capabilities position it well to continue meeting the needs and growing expectations of customers, shareholders and employees.

How will the merger impact customers?

•	The combined bank’s increased lending capacity, expanded footprint and combined technology capabilities will allow us to give our customers better access to the financial resources and the state-of-the-art technology they need to be successful.

What will be the name of the new bank?

•	Upon closing, Intervest National Bank will adopt the Bank of the Ozarks name and the holding company will be Bank of the Ozarks, Inc.

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When will the merger be official? How will customers be notified?

•	The transaction is expected to close in the fourth calendar quarter of 2014 or the first calendar quarter of 2015 following the receipt of all customary regulatory approvals and the approval of Intervest Bancshares Corporation’s shareholders. All customers will be notified in writing and online.

Should customers expect any changes to the personalized customer service and banking experience they currently enjoy?

•	Bank of the Ozarks and Intervest National Bank share a commitment to serving customers with excellence, and customers can expect this to continue.

Will there be any new products or offerings as a result of the combined bank?

•	The combined banks create a stronger organization with the capital, funding, infrastructure and leadership to support continued expansion of products and services, giving our customers access to excellent banking products and technology.

Will any banking offices be consolidated?

•	No, we do not plan to consolidate any banking offices as a result of this transaction.

Should we slow down our business development activities?

•	Intervest National Bank and Bank of the Ozarks have achieved outstanding growth. We have expectations for continued growth and expansion as we move forward together. The staff of both banks will continue to strive to develop new business and customer relationships.

What’s the benefit to the bank given our recent track record of strong growth?

•	The merger will expand our loan platform for continued growth and increase our legal lending limit as well as expand our scale and footprint. Our combined company will have approximately $7.9 billion in total assets.

Can we expect any changes to our culture?

•	Our culture will continue to flourish in the way we interact with customers, operate in our communities and invest for the future. Both Intervest National Bank and Bank of the Ozarks share a focus on driving continued, meaningful growth and delivering excellent, personalized customer service that has been a hallmark of both companies over the years.

What should I do if someone from the media contacts me?

•	Employees, officers and directors who are not authorized spokespersons should refer all requests to Susan Blair, Executive Vice President. Susan can be reached at (501) 978-2217 or sblair@bankozarks.com. If for any reason Susan is not available, please take a message (name, publication, phone number) and forward it to her.

Who should I talk to with questions?

•	You should direct any questions or concerns to your direct supervisor.

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Where will our official bank headquarters be?

•	The combined bank’s official headquarters will be in Little Rock, Arkansas.

For more information about Bank of the Ozarks, please visit bankozarks.com.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Bank of the Ozarks (“Company”) and Intervest Bancshares Corporation (“Intervest”) and its wholly-owned bank subsidiary Intervest National Bank (“Intervest Bank”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Intervest. The Company also plans to file other documents with the SEC regarding the proposed merger transaction. Intervest will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about the Company and Intervest, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website at http://www.bankozarks.com under the Investor Relations tab and on Intervest’s website at http://www.intervestbancsharescorporation.com.

The Company and Intervest, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Intervest in respect of the proposed merger transaction. Information regarding the directors and executive officers of the Company is set forth in the definitive proxy statement for the Company’s 2014 annual meeting of shareholders, as filed with the SEC on March 11, 2014 and in Forms 3, 4 and 5 filed with the SEC by its executive officers and directors. Information regarding the directors and executive officers of Intervest is set forth in the definitive proxy statement for Intervest’s 2014 annual meeting of shareholders, as filed with the SEC on April 1, 2014 and in Forms 3, 4 and 5 filed with the SEC by its executive officers and directors. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about the Company and Intervest that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between the Company and Intervest, the proposed impact of the merger on the Company’s financial results, including any expected increase in the Company’s book value and tangible book value per common share and any expected increase in diluted

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earnings per common share, acceptance by Intervest’s customers of the Company’s products and services, the opportunities to enhance market share in certain markets, market acceptance of the Company generally in new markets, and the integration of Intervest’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about the Company and Intervest. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approval, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Intervest’s operations with those of the Company will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by the Company’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; general competitive, economic, political and market conditions and fluctuations; and the other factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC, or described in Intervest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC. The Company and Intervest assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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